Filed by Cincinnati Bell Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hawaiian Telcom Holdco, Inc.
Commission File No.: 001-34686

The following communication was provided to customers of Cincinnati Bell on July 10, 2017:

Dear CBTS Customer:

This morning, Cincinnati Bell announced definitive agreements to acquire OnX Enterprise Solutions and merge with Hawaiian Telcom. You can find a copy of the press release on the Investor Relations page of our company website, here: investor.cincinnatibell.com. These transactions, which are subject to customary regulatory approvals, are consistent with Cincinnati Bell’s strategy to grow its business in two distinct but complementary areas: IT Services and Network Communications.

OnX Enterprise Solutions

As the President of CBTS, I lead Cincinnati Bell’s IT Services Business, and I am particularly excited about the added scale and service offerings OnX Enterprise Solutions will bring CBTS and our customers.

OnX Enterprise Solutions has headquarters in New York City and Toronto, and supports a range of enterprise organizations across North America, including several Fortune 500 companies. Its offerings include Infrastructure Solutions, Professional Services, Managed Services and Digital Services. It has strong partnerships with technology leaders such as Cisco, Dell EMC, Hewlett Packard Enterprise, IBM, Oracle, Splunk and VMware.

This acquisition will give CBTS enhanced capabilities in cloud, communications, network and infrastructure solutions.

The acquisition will also expand our geographic reach. For example, the combination of both companies’ UCaaS and SD-WAN capabilities means CBTS will be able to provide end-to-end services in 49 states.

Hawaiian Telcom

The merger with Hawaiian Telcom, which is headquartered in Honolulu, aligns with our strategy to meaningfully invest in fiber and migrate customers off legacy networks to more advanced offerings. As 5G becomes imminent, having additional scale in fiber will provide us with the resources needed to invest and stay ahead of the curve in our industry. When combined, our fiber network will exceed 14,000 fiber route miles and more than 24,000 lit commercial buildings.

Hawaiian Telcom also brings significant geographic expansion opportunity beyond Hawai’i by providing us with direct access to the 2.6TB of Trans-Pacific fiber cable capacity linking Asia and the United States.

CBTS prides itself on being a strong business partner for our customers, and I believe today’s announcement will bring even greater value to our existing relationships. Please contact me with any questions you have, and thank you again for your business.

Scott Seger
President, CBTS
Cincinnati Bell Corporation

NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.